As filed with the Securities and Exchange Commission on July 24, 2020

Securities and Exchange Commission

Washington, D.C 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Morgan Stanley India Investment Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley India Investment Fund, Inc.

(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

61745C105

(CUSIP Number of Class of Securities)

522 Fifth Avenue

New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Mary E. Mullin, Esq.
1633 Broadway

New York, New York 10019
(Name and Address of Agent for Service)

Copies to:

Mark Parise, Esq. Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, New York 10036	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$37,874,496(a)	$4,917(b)

(a)                                 Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 1,997,600 shares of common stock of the Fund (15% of the total number of shares outstanding on July 16, 2020) by $18.96 (98.5% of the net asset value per share of $19.25 as of the close of ordinary trading on the New York Stock Exchange on July 16, 2020).

(b)                                 Calculated at $129.80 per $1,000,000 of the Transaction Value.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,917	Filing Party:	Morgan Stanley India Investment Fund, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 12, 2020
Form or Registration No.:	Schedule TO-I/A	Date Filed:	July 20, 2020

☐                               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                               third party tender offer subject to Rule 14d-1.

☒                             issuer tender offer subject to Rule 13e-4.

☐                               going-private transaction subject to Rule 13e-3.

☐                               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Morgan Stanley India Investment Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on June 12, 2020 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated June 12, 2020.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Letter to Stockholders.*
(a)(2)	None.
(a)(5)	Text of press release dated and issued on June 11, 2020.*
(a)(6)	Text of press release dated and issued on July 20, 2020.**
(a)(7)	Text of press release dated and issued on July 24, 2020. (filed herewith)
(b)	None.
(d)	None.
(g)	None.

*              Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on June 11, 2020.

**           Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on July 20, 2020.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY INDIA INVESTMENT FUND, INC.

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary

Dated: July 24, 2020